Defense Industries International, Inc. Letterhead

April 5, 2012

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Defense Industries International, Inc.
Form 8-K
Filed March 30, 2012
File No. 0-30105

Dear Mr. Thompson:

We are submitting this letter in response to your letter dated April 2, 2012 in which the staff of the Division of Corporation Finance (the “Staff”) provided comments to the Form 8-K filed by Defense Industries International, Inc.(“Defense” or the “Company”) on March 30, 2012.  On this date,, the Company filed an amendment to its initial Form 8-K to (1) respond to the Staff’s comments in its April 2, 2012 letter and (2) file the letter received from Baker Tilly on April 4, 2012.

Set forth below are the responses to the Staff’s comments.  For your convenience, the text of each comment is reproduced in italics before our response.

* * *

Item 4.01 Change in Registrant’s Certifying Accountant

(a) Previous Independent Accountant

1.      Please revise your disclosure in the first paragraph to state (i) whether any audit committee of the board of directors, or the board of directors, discussed the subject matter of each of the reported matters with Baker Tilly and (ii) whether you authorized Baker Tilly to respond fully to the inquiries of Crowe Horwath concerning the reported matters and, if not, describe the nature of any limitation thereon and the reason therefore.  Refer to paragraph (a)(1)(v) and paragraph (a)(1)(iv)(B) & (C) of Item 304 of Regulation S-K.

Please be advised that while the Board of Directors met to discuss the letter from Baker Tilly, it did not discuss the letter with a representative of such firm. The Company does not have an audit committee. No limitations were placed on Baker Tilly with respect to its communications with Crowe Horwath.  The Company has included these facts in the amendment to its Form 8-K.

Defense Industries International, Inc. Letterhead

2.
Please disclose whether Baker Tilly's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

During the last two years, Baker Tilly’s report on the financial statements of the Company did not contain an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles.  The Company has stated this in the amendment to its Form 8-K..

3.
We note that you intend to file the exhibits by amendment.  Please note that you should file an updated letter from Baker Tilly in the amendment filed in response to our comments.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

In accordance with Item 304(a)(3) of Regulation S-K, on this date, we filed Baker Tilly’s letter, confirming that it agrees with the statements made by the Company in Item 4.01(a) of the initial Form 8-K.

In connection with responding to the Staff comments, the undersigned Uri Nissani acknowledges on behalf of the Company that:

•	Defense is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Defense may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (972) 03-7168383 or our counsel, Mr. Steven Glusband of Carter Ledyard & Milburn LLP at 212-238-8605.

Very truly yours,

/s/Uri Nissani
Defense Industries International, Inc.
By: /s/ Uri Nissani
                                                                                                Chief Executive Officer and President